Exhibit 8.1

SUBSIDIARIES OF TAM S.A.

Name	Business name	Jurisdiction of Incorporation
TAM Linhas Aéreas S.A.	TAM Linhas Aéreas	Brazil
Fidelidade Viagens e Turismo Limited	TAM Viagens	Brazil
Multiplus S.A.	Multiplus	Brazil
Transportes Aéreos del Mercosur S.A.	TAM Mercosur	Paraguay
Corsair Participações S.A.	Corsair Partcipations	Brazil
TAM Capital Inc.	TAM Capital	Cayman Islands
TAM Capital 2 Inc.	TAM Capital 2	Cayman Islands
TAM Capital 3 Inc.	TAM Capital 3	Cayman Islands
TAM Financial Services 1 Limited	TAM Financial 1	Cayman Islands
TAM Financial Services 2 Limited	TAM Financial 2	Cayman Islands
TAM Financial Services 3 Limited	TAM Financial 3	Cayman Islands
TP Franchising Limited	TP Franchising	Brazil